

May 28, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect Officer changes due to a new CEO appointment and changes to various committees.

For Exhibit J, the Exchanges are each filing an amendment to reflect that Fredric Tomczyk has been terminated as an Officer and Craig Donohue has been appointed as an Officer.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 9:00am on 05/28/25

Enclosures

* Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/28/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

25000189

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312) 786-7138
       (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe C2 Exchange, Inc.   (312) 786-7572
       (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____05/28/25_____ _____ _____   Cboe C2 Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)

By: *Laura Dickman* [signature executed at 9:00am on 05/28/25]   Laura Dickman, Associate General Counsel
        (Signature)   (Printed Name and Title)

Subscribed and sworn before me this __see header__ day of see header , __see header___ by ___see header___
                                       (Month)   (Year)   (Notary Public)

My Commission expires ___see header_____ County of __see header_____ State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF MAY 28, 2025

Summary of changes made to Exhibit C:

- For Cboe BZX Exchange, Inc, Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. and Cboe SEF, LLC, Fredric Tomczyk (Chief Executive Officer) has been removed as an Officer
- For Cboe BZX Exchange, Inc, Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. and Cboe SEF, LLC, Craig Donohue (Chief Executive Officer) has been added as an Officer
- For Cboe Global Markets, Inc., William Farrow, Erin Mansfield and Alex Matturri have been added to the Compensation Committee; William Farrow has been added to the Nominating and Governance Committee; and Edward Fitzpatrick has been added to the Finance and Strategy Committee

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:	
Andrew Bevers		VP, Head of Derivatives Account Coverage	03/01/24	
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution	03/01/24	
Kevin Carrai		SVP, Global Head of Market Data and Access Services)	03/01/24	
Brittany Carter		VP, Corporate Strategy	03/01/24	
Cole Chmielewski		Vice President, Operations	03/01/24	

Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing		03/01/24		
William Ciabattoni	VP, Product Management		03/01/24		
Catherine Clay	EVP, Global Head of Derivatives		03/01/24		
Gary Compton	Vice President, Communications		03/01/24		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman	Vice President, Associate General Counsel		03/01/24		
Craig Donohue	CEO		05/20/25		
Meaghan Dugan	SVP, Head of US Options		03/01/25		
James Enstrom	Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou	SVP, Public Policy		03/01/24		
Stacie Fleming	SVP, Communications		03/01/24		
Stephanie Foley	EVP, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes	VP, Compliance – North American Securities and Interim Chief Compliance Officer		03/01/25 – Change in Title		
Todd Furney	Senior Vice President, Chief Risk Officer		03/01/24		
Megan Goett	SVP, Chief Marketing Officer		03/01/25		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24		
Jill Griebenow	EVP, CFO, Treasurer		03/01/24		

Casie Harris	Vice President, Controller	8/13/24		
John Hiatt	Vice President, Cboe Labs	03/01/24		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	03/01/24		
Dave Howson	President	03/01/24		
Adam Inzirillo	EVP, Global Head of DnA	03/01/24		
Matt Iwamaye	VP, Associate General Counsel, Equities	03/01/24		
Chris Isaacson	Executive Vice President, COO	03/01/24		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	12/17/24		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	03/01/24		
Stephanie Lara	SVP, Deputy Chief Regulatory Officer	03/01/24		
Benjamin Lawson	Vice President, Chief Information Security Officer	12/17/24		
Tim Lipscomb	EVP, Chief Technology Officer	03/01/25 – Change in Title		
Marc Magrini	Vice President, Administration	03/01/24		
Scott Manziano	VP, Sales Operations	03/01/24		
Sarah McDowell	VP, Chief Enforcement Counsel	03/01/24		
Kathleen Mikulak	VP, Regulation	03/01/24		
Emily Mitchell	Senior Vice President, Tax	03/01/24		
Anthony Montesano	Vice President, Market Structure	03/01/24		

Jordan Newmark	VP, Associate General Counsel	03/01/24		
Dennis O'Callahan	VP, Cboe Labs	03/01/24		
Dan Overmyer	Vice President, Options Regulation	03/01/24		
Hemang Patel	VP, Project Management	03/01/24		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	03/01/24		
Stephanie Renner	SVP, Finance	03/01/24		
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	03/01/24		
Steven Sinclair	Vice President, Software Engineering	03/01/24		
Eileen Smith	Senior Vice President, Data and Analytics	03/01/24		
Nicholas Still	VP, Data Protection Officer	03/01/24		
Oliver Sung	SVP, North American Cash Equities	03/01/25 – Change in Title		
Alexandra Szakats	Vice President, Cboe Options Institute	7/17/24		
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24		
Hatice Unal	SVP, Infrastructure	03/01/24		
Joacim Wiklander	President & CEO of Cboe Canada	Head of Global Listings	7/17/24		
Allen Wilkinson	SVP, Chief Accounting Officer	03/01/24		
Clinton Wolf	VP, Operations	03/01/24		
Omarr Woodhouse	VP, Operations Support Center	03/01/24		

Troy Yeazel		Senior Vice President, Global Operations		03/01/24			
Former Officers							
Name:		Title:		Appointment Date:		Termination/ Change Position Date:	
Arianne Adams		Senior Vice President, Head of Options and Global Client Services		01/07/19		10/31/23	
Alexandra Albright		Senior Vice President, Chief Compliance Officer		03/01/24		03/03/25	
Carmen (Lita) Brannan		VP, Government Relations		03/01/24		02/28/25	
Gina DeRaimo		Vice President, Derivatives Institute		01/07/20		05/04/24	
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		11/07/23	
Rob Hocking		Senior Vice President, Head of Product Innovation		03/01/24		04/30/25	
Vaishali Javeri		Senior Vice President, Chief Legal Officer, North American Securities		12/19/22		8/23/24	
Andrew Lowenthal		SVP, International Expansion and Business Development		02/28/17		12/31/23	
Robert Marrocco		VP, Global Head of ETP Listings		03/01/24		03/10/25	
Kyle Murray		VP and Associate General Counsel		03/01/24		03/14/25	
Fredric Tomczyk		CEO		03/01/24		05/07/25	
Umesh Yerram		VP, Chief Information Security Officer		02/02/21		06/27/24	

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Dave Howson		Director		08/13/24		
Kevin Murphy		Director		08/13/24		
Ananda Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- David Howson (Chairman)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe